November 21, 2006

Vahan Kololian
Chief Executive Officer
Terra Nova Acquisition Corporation
2 Bloor Street West
Suite 3400
Toronto, Ontario
Canada M4W 3E2

Re: Terra Nova Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on September 15, 2006
File No. 0-32607

Dear Mr. Kololian:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to our prior comment number 4; however your disclosure still does not identify all of the Terra Nova Inside Stockholders who own 22% of the shares. We note in this regard your disclosure in the first sentence on page 11 and the final paragraph on page 37, referring to certain holders by name but otherwise identifying them as "other persons." Please revise your disclosure on page 37 to identify all of the Terra Nova Inside Stockholders by name.

Questions and Answers about the Proposals, page 3

2.   We have read your response to our prior comment number 8. In light of your disclosure
       throughout the proxy statement that approval of the merger requires approval of the
       majority of the IPO shares, we do not understand your conclusion that, if the Terra Nova
       Inside Stockholders had not agreed to vote with the majority, they "could possibly cause
       the merger agreement to be approved *although the majority of the IPO shares were voted
       against the merger*" (emphasis added). Please tell us and revise your disclosure to clarify
       whether your charter requires a majority vote of the IPO shareholders in order for the
       merger to be approved.

Summary of the Proxy Statement, page 7

3.   We note your response to our prior comment number 12. Please expand your disclosure
       in the second paragraph on page 7 to specifically identify the debt items that will be
       repaid from the proceeds released from the trust account, including principal balance due,
       interest rates and lending institutions. In addition, please revise to specifically identify
       the items if working capital and "organic growth" upon which proceeds might be used.

Merger Consideration, page 11

4.   We note your response to our prior comment number 15. Since it appears from your
       disclosure in the second bullet point on page 47 that Capitalink did consider the future
       performance payments in making its determination that the merger consideration had a
       value of at least 80% of your net assets, please disclose how the board's analysis differed
       from Capitalink's such that the board's determination did not include the future
       performance payments.

Advisory Services Agreement, page 13

5.   We note that fees under this agreement are only paid to the extent that consulting services
       are requested by ClearPoint and provided by Terra Nova Management. In light of these
       facts, please clarify whether the $200,000 is the maximum amount that may be paid on an
       annual basis or whether this is a fixed fee, payable regardless of the level of services
       provided.

The Merger Proposal, page 38

6.   We note your response to our prior comment number 31 and your amended disclosure on
       page 38; however, we continue to believe that an example of the adjustment's calculation
       would be useful for an investor's full understanding of the adjustment provision, given
       the various factors that can affect the adjustment. Please revise to include an example of
       the adjustment's calculation.

Background of the Merger, page 38

7.   Please provide more specificity regarding when the merger agreement and other documents were amended and what events led to these revisions. We note, for example, that the number of shares issuable to ClearPoint stockholders decreased after Capitalink provided its fairness opinion. Please disclose when this amendment occurred. In addition, please disclose the reasons for the decrease in the number of shares to be issued.

Terra Nova's Board of Directors' Reasons for the Approval of the Merger, page 41

8.   We have reviewed your revisions in response to prior comment 36. Please include a separate heading that discusses the potential negative factors considered by the Board of Directors. In addition, it appears from your revisions that only two potentially negative factors were considered by the Board. Please confirm this.

Fairness Opinion, page 44

9.   Please tell us why you have not disclosed in your proxy the pro forma stockholder review information contained on pages 8 – 9 of Capitalink's presentation. In this regard, please note that your disclosure should include any information that the board considered in making its recommendation to shareholders to vote in favor of the merger.

Merger Consideration Analysis, page 47

10.   We note that Capitalink's opinion assumes the issuance of 6.710 million shares at a closing level of $5.21, while the merger proposal contemplates the issuance of 5.997 million shares. Please advise us as to why Capitalink was not asked to issue an updated opinion that reflects this change or why you do not believe that the change in value ascribed to the transaction does not materially affect the fairness opinion. Your response should discuss whether the reduction in the number of shares was the result of new information about ClearPoint that called into question the value of the company.

Discounted Cash Flow Analysis, page 48

11.   We note your response to our prior comment number 38; however, we are unable to locate disclosure about whether Capitalink factored in a liquidity discount and, if not, why not. Please advise.

ClearPoint's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 95

12.   Refer to the sixth paragraph on page 95. Please revise the third sentence to explain how ClearPoint's recent initialization of a "specialized solution based business" differs from its old business. In addition, please explain what its new "consultative 'to the point' specialized solution" is.

Critical Accounting Policies

Income Taxes, page 97

13.   We read your response to comment 62. Evaluating realization of deferred tax assets is subject to significant estimates and judgment on the part of management. As such, please revise your disclose to discuss the factors and assumptions you considered in concluding that a valuation allowance on your deferred tax assets was not necessary at December 31, 2005. In this regard, we note that your positive evidence is subjective in nature and is not objectively verifiable. Paragraph 25 of SFAS 109 states that the weight given to the potential effect of negative and positive should be commensurate with the extent to which it can be objectively verified. Please clarify for us and revise your disclosure to explain how you provided more weight to the positive evidence over the negative evidence when the negative evidence is objectively verifiable, while your positive evidence is based on subjective estimates and projections.

Financial Statements and Notes

ClearPoint Business Resources, Inc.

Consolidated Statements of Cash Flows, page F-7

14.   We read your response to comment 56. Paragraph 22(a) of SFAS 95 requires that cash inflows from the transfer of receivables arising from the sale of goods or services that qualify for sale accounting to be classified as operating cash flows. In this instance, we understand that ClearPoint has accounted for the transfer of its receivables as a financing rather than a sale. As such, the cash flows from the collection of receivables should be reported as operating cash inflows and the borrowing and repayment of amounts borrowed using the accounts receivable as collateral should be classified as a financing activity. Please revise your financial statements or further explain how your current presentation is consistent with the guidance set forth in paragraph 22 of SFAS 95

Note 2 – Summary of Significant Accounting Policies
(a) Basis of Presentation, page F-8

15.   We read your response to comment 57. Please further explain to us how you reached the conclusion that MVI and Allied were under common control considering the guidance in EITF 02-5. In this regard, we note that no individual or enterprise holds more than 50% of the voting ownership interest of each entity. If you are relying on the criteria for a control group, please tell us whether contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert exists and for which periods they were in effect.

16.   If, in response to our comment above, you have concluded that this transaction was not a reorganization of entities under common control, please explain to us in sufficient detail how you will analyze this transaction under SFAS 141. In your response, please also tell us the factors considered in identifying the accounting acquirer. Refer to paragraphs 18 and 19 of SFAS 141.

(d) Revenue Recognition, pages F-9 – F-10

17.   We read your response to comment 59. Your response provides more in depth and clear explanations and information regarding the services performed under vendor managed services and when these services are considered rendered. Please revise your revenue recognition policy consistent with the information provided in your response.

Note 11 – Income Taxes, pages F-19 – F-20

18.   Please explain to us the nature of the amounts included in your reconciliation on page F-20 as "True-up relating to depreciation, amortization, and other" and why these amounts have an impact on your total income tax expense (benefit) rather than true-ups related to temporary differences which would not appear to impact your total income tax expense (benefit).

Terra Nova Acquisition Corporation

Note 3 – Offering, page F-46

19.   We note from your response to comment 63 that the warrants are not subject to net-cash settlement in the event you are unable to maintain an effective 1933 Act registration statement and that the warrants are only exercisable to the extent you are able to maintain such effectiveness. In future filings, please revise your disclosure to explain the registration rights requirement under your warrant agreement and your obligations under the agreement to the extent you are unable to maintain an effective 1933 Act registration statement with a current prospectus.

Note 8 – Common Stock, page F-33

20.   We read your response to comment 65 and reissue our prior comment, in part. Please confirm whether the corporation is liquidated and dissolved to the extent you are unable to make an acquisition by April 22, 2007.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:

- The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant.

- The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

- The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

You may contact, Wilson Lee, Accountant, at (202) 551-3468 or Josh Forgione, Assistant Chief Accountant, at (202) 551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus, Staff Attorney, at (202) 551-3412 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Attorney

cc: Noah Scoolar, Esq. (*via facsimile*)
        Graubard Miller